SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

14 February 2014

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

14 February 2014

LLOYDS BANKING GROUP ANNOUNCES WILL SAMUEL AS CHAIRMAN OF TSB

Lloyds Banking Group announces the appointment of Will Samuel as the Chairman of TSB Bank plc ("TSB"). Will is currently Chairman at the Ecclesiastical Insurance Group Plc and Chairman of Howden Joinery Group plc. Previously he was a Director of Schroders plc, a Vice Chairman of Investment Banking at Citigroup Europe, a Senior Adviser at Lazard & Co Ltd and a Senior Adviser to the Prudential Regulatory Authority. He will join the TSB Bank Board immediately.

The creation of TSB followed a ruling by the European Commission in 2009 by which Lloyds Banking Group agreed to the divestment of a retail banking business with over 600 branches. On 9 September 2013, TSB was launched across Great Britain, bringing a new competitor to the market offering current accounts, savings, mortgages, insurance and loans as well as supporting small businesses. Lloyds Banking Group has stated its intention to float the TSB business through an Initial Public Offering during 2014.

Lloyds Banking Group Chairman Sir Winfried Bischoff said: "This is a great appointment for Lloyds and for TSB. Will brings a wealth of experience to the role and is well-regarded by the market and across the financial services industry. He is a key hire and will be instrumental in building TSB's independent future as a challenger to the other high street banks."

Will Samuel said: "I am delighted to be appointed as Chairman of TSB. The bank has an exciting future ahead as we move to independence and establish ourselves as the home of local banking."

For further information:

Matthew Young
Group Corporate Affairs Director
Telephone: 0207 356 2231
Email: matt.young@lloydsbanking.com

Matt Smith
Group Media Relations
Telephone: +0207 356 3522
E-mail: matt.smith2@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title: Investor Relations Director

Date: 14 February 2014